January 31, 2006

Ms. Jill S. Davis
Branch Chief
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Mail Stop 7010
Washington, DC 20549-7010

Re:	Kerr-McGee Corporation
Form 10-K for Fiscal Year Ended December 31, 2004
Filed March 14, 2005
File No. 001-16619

Dear Ms. Davis:

Following is our response to the supplemental comment contained in your letter dated January 26, 2006. We agree to make the indicated changes and expanded disclosures discussed below in our 2005 Form 10-K. We respectfully request that we be allowed to update our disclosures at that time rather than amending our 2004 Form 10-K. The staff’s comment is reproduced here for ease of reference.

Note 29. Costs Incurred in Crude Oil and Natural Gas Activities

1.
We have considered your response to prior comment six. Given the staff’s letter of February 2004 and since SFAS 69 has not been amended to take the presentation of asset retirement costs into account, we are unable to agree with your conclusion or presentation. Therefore, please remove the asset retirement obligations line item, as previously requested.

Kerr-McGee continues to believe that separate presentation of asset retirement costs in our costs incurred disclosure is more transparent and meaningful to users of our financials statements and note that other oil and gas producers have adopted a similar presentation format. Even so, as discussed with the staff on January 27, 2006, we agree to remove the asset retirement costs caption from our costs incurred table in future Form 10-K filings and include such amounts within the captions dictated by SFAS 69. We also will supplement our cost incurred table with a footnote setting forth such asset retirement costs separately. Costs incurred information for prior periods will be conformed accordingly.

Sincerely,

/s/ John M. Rauh